EXHIBIT 12.2
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

	2009	2010	2011	2012	2013
Fixed Charges and Preferred Stock Dividends:
Interest	$118	$153	$193	$220	$231
Interest portion of annual rentals	1	1	1	1	1
Total fixed charges	119	154	194	221	232
Preferred stock dividends (1)	7	7	7	7	5
Combined fixed charges and preferred stock dividends for purpose of ratio	$126	$161	$201	$228	$237
Earnings:
Pretax income from continuing operations	$550	$531	$692	$705	$626
Total fixed charges (from above)	119	154	194	221	232
Less: Interest capitalized	4	1	1	-	-
Total earnings for purpose of ratio	$665	$684	$885	$926	$858
Ratio of earnings to combined fixed charges and preferred stock dividends	5.28	4.25	4.40	4.06	3.62

Ratio of earnings to fixed charges	5.59	4.44	4.56	4.19	3.70

(1)	In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.